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Exhibit 99.2

STATEMENTS

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	September 30, 2015	December 31, 2014

Assets
Current Assets
Cash		$2,916	$2,036
Accounts receivable	3	149,059	199,745
Deferred financial assets	15	108,145	215,706
Other current assets		12,742	8,241

		272,862	425,728

Property, plant and equipment:
Oil and natural gas properties (full cost method)	4	1,567,927	2,632,474
Other capital assets, net	4	20,101	20,591

Property, plant and equipment		1,588,028	2,653,065

Goodwill	5	651,171	624,390
Deferred income tax asset	13	816,599	348,117
Deferred financial assets	15	9,423	30,997

Total Assets		$3,338,083	$4,082,297

Liabilities
Current liabilities
Accounts payable	6	$272,259	$351,006
Dividends payable		10,325	18,516
Current portion of long-term debt	7	14,466	98,933
Deferred income tax liability	13	22,996	50,805
Deferred financial liabilities	15	18,930	10,826

		338,976	530,086

Deferred financial liabilities	15	–	2,396
Long-term debt	7	1,215,002	1,037,997
Asset retirement obligation	8	286,027	288,692

		1,501,029	1,329,085

Total Liabilities		1,840,005	1,859,171

Shareholders' Equity
Share capital – authorized unlimited common shares, no par value Issued and outstanding: September 30, 2015 – 206 million shares December 31, 2014 – 206 million shares	14	3,132,923	3,120,002
Paid-in capital	14	54,562	46,906
Accumulated deficit		(2,046,914)	(1,039,260)
Accumulated other comprehensive income/(loss)		357,507	95,478

		1,498,078	2,223,126

Total Liabilities & Equity		$3,338,083	$4,082,297

Contingencies	16
Subsequent events	18

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

28      ENERPLUS 2015 Q3 REPORT

Condensed Consolidated Statements of Income/(Loss) and
Comprehensive Income/(Loss)

		Three months ended September 30,		Nine months ended September 30,
(CDN$ thousands) unaudited	Note	2015	2014	2015	2014

Revenues
Oil and natural gas sales, net of royalties	9	$228,271	$378,332	$684,961	$1,200,997
Commodity derivative instruments gain/(loss)	15	81,032	91,268	111,679	14,602

		309,303	469,600	796,640	1,215,599

Expenses
Production taxes		13,913	21,270	38,946	61,116
Operating		90,405	88,853	254,876	254,728
Transportation		30,879	27,907	85,380	72,870
General and administrative	10	29,028	22,937	85,370	80,240
Depletion, depreciation, amortization and accretion		131,498	159,658	401,251	440,494
Asset impairment	5	321,150	–	1,086,008	–
Interest	11	16,514	15,175	49,668	46,876
Foreign exchange (gain)/loss	12	69,638	30,498	146,184	24,742
Other expense/(income)		70	(953)	8,597	1,599

		703,095	365,345	2,156,280	982,665

Income/(loss) before taxes		(393,792)	104,255	(1,359,640)	232,934
Current income tax expense/(recovery)	13	(16,202)	(28)	(16,241)	11,447
Deferred income tax expense/(recovery)	13	(84,924)	36,853	(444,983)	74,063

Net Income/(Loss)		$(292,666)	$67,430	$(898,416)	$147,424

Other Comprehensive Income/(Loss)
Changes due to marketable securities (net of tax)
Unrealized gain/(loss)		–	–	–	(145)
Realized (gain)/loss reclassified to net income		–	–	–	2,503
Change in cumulative translation adjustment		115,759	78,459	262,029	80,689

Other Comprehensive Income/(Loss)		115,759	78,459	262,029	83,047

Total Comprehensive Income/(Loss)		$(176,907)	$145,889	$(636,387)	$230,471

Net income/(loss) per share
Basic	14	$(1.42)	$0.33	$(4.36)	$0.72
Diluted	14	$(1.42)	$0.32	$(4.36)	$0.71

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

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Condensed Consolidated Statements of Changes
in Shareholders' Equity

Nine months ended September 30 (CDN$ thousands) unaudited	2015	2014

Share Capital
Balance, beginning of year	$3,120,002	$3,061,839
Stock Option Plan – cash	3,205	27,068
Share-based compensation – settled	9,449	–
Stock Option Plan – exercised	267	4,783
Stock Dividend Plan	–	21,837

Balance, end of period	$3,132,923	$3,115,527

Paid-in Capital
Balance, beginning of year	$46,906	$38,398
Share-based compensation – settled	(9,449)	–
Stock Option Plan – exercised	(267)	(4,783)
Share-based compensation – non-cash	17,372	9,907

Balance, end of period	$54,562	$43,522

Accumulated Deficit
Balance, beginning of year	$(1,039,260)	$(1,117,238)
Net income/(loss)	(898,416)	147,424
Dividends	(109,238)	(165,587)

Balance, end of period	$(2,046,914)	$(1,135,401)

Accumulated Other Comprehensive Income/(Loss)
Balance, beginning of year	$95,478	$(50,697)
Changes due to marketable securities (net of tax)
Unrealized gain/(loss)	–	(145)
Realized (gain)/loss reclassified to net income	–	2,503
Change in cumulative translation adjustment	262,029	80,689

Balance, end of period	$357,507	$32,350

Total Shareholders' Equity	$1,498,078	$2,055,998

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

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Condensed Consolidated Statements of Cash Flows

		Three months ended September 30,		Nine months ended September 30,
(CDN$ thousands) unaudited	Note	2015	2014	2015	2014

Operating Activities
Net income/(loss)		$(292,666)	$67,430	$(898,416)	$147,424
Non-cash items add/(deduct):
Depletion, depreciation, amortization and accretion		131,498	159,658	401,251	440,494
Asset impairment	5	321,150	–	1,086,008	–
Changes in fair value of derivative instruments	15	(26,395)	(88,689)	134,842	(81,750)
Deferred income tax expense/(recovery)	13	(84,924)	36,853	(444,983)	74,063
Foreign exchange (gain)/loss on debt and working capital	12	64,148	33,863	133,536	35,798
Share-based compensation	14	7,793	3,413	17,372	9,907
Amortization of debt issue costs		241	251	721	744
Asset divestments (gain)/loss		–	–	–	2,798
Derivative settlement on senior notes		–	–	(39,904)	17,024
Asset retirement obligation expenditures	8	(4,172)	(3,299)	(10,631)	(11,831)
Changes in non-cash operating working capital	17	5,994	(10,435)	9,045	(66,710)

Cash flow from operating activities		122,667	199,045	388,841	567,961

Financing Activities
Proceeds from the issuance of shares	14	–	7,875	3,205	27,068
Cash dividends	14	(30,944)	(51,088)	(109,238)	(143,750)
Change in bank credit facility		33,192	(236,013)	33,626	(159,303)
Issue of/(repayment of) senior notes		–	217,460	(88,897)	179,562
Derivative settlement on senior notes		–	–	39,904	(17,024)
Changes in non-cash financing working capital		14	34	(8,191)	238

Cash flow from financing activities		2,262	(61,732)	(129,591)	(113,209)

Investing Activities
Capital and office expenditures		(89,902)	(209,197)	(407,229)	(633,013)
Property and land acquisitions		(2,005)	(3,986)	(758)	(17,186)
Property divestments		11,865	68,931	203,378	185,631
Sale of marketable securities		–	–	–	13,300
Changes in non-cash investing working capital		(40,697)	5,116	(51,914)	(5,689)

Cash flow from investing activities		(120,739)	(139,136)	(256,523)	(456,957)

Effect of exchange rate changes on cash		(2,276)	1,929	(1,847)	1,319

Change in cash		1,914	106	880	(886)
Cash, beginning of period		1,002	1,998	2,036	2,990

Cash, end of period		$2,916	$2,104	$2,916	$2,104

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

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NOTES

Notes to Condensed Consolidated Financial Statements
 (unaudited)

1) REPORTING ENTITY

These interim Condensed Consolidated Financial Statements ("interim Consolidated Financial Statements") and notes present the financial position and results of Enerplus Corporation ("The Company" or "Enerplus") including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada. The interim Consolidated Financial Statements were authorized for issue by the Board of Directors on November 5, 2015.

2) BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America ("U.S. GAAP") for the three and nine months ended September 30, 2015 and the 2014 comparative periods. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2014. There are no differences in the use of estimates or judgments between these interim Consolidated Financial Statements and the audited Consolidated Financial Statements and notes thereto for the year ended December 31, 2014.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

3) ACCOUNTS RECEIVABLE

($ thousands)	September 30, 2015	December 31, 2014

Accrued receivables	$101,897	$136,949
Accounts receivable – trade	27,338	41,618
Current income tax receivable	22,566	23,900
Allowance for doubtful accounts	(2,742)	(2,722)

Total accounts receivable	$149,059	$199,745

4) PROPERTY, PLANT AND EQUIPMENT ("PP&E")

As at September 30, 2015 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value

Oil and natural gas properties	$13,415,111	$(11,847,184)	$1,567,927
Other capital assets	103,401	(83,300)	20,101

Total PP&E	$13,518,512	$(11,930,484)	$1,588,028

As at December 31, 2014 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value

Oil and natural gas properties	$12,478,953	$(9,846,479)	$2,632,474
Other capital assets	97,893	(77,302)	20,591

Total PP&E	$12,576,846	$(9,923,781)	$2,653,065

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5) IMPAIRMENT

a) Impairment of PP&E

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2015	2014	2015	2014

Oil and natural gas properties:
Canada cost centre	$258,600	$–	$286,700	$–
U.S. cost centre	62,550	–	799,308	–

Total impairment expense	$321,150	$–	$1,086,008	$–

The impairments for the three and nine months ended September 30, 2015 were due to lower 12-month average trailing crude oil and natural gas prices.

The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus' ceiling tests from September 30, 2014 through September 30, 2015:

Period	WTI Crude Oil US$/bbl	Exchange Rate US/CDN	Edm Light Crude CDN$/bbl	U.S. Henry Hub Gas US$/Mcf	AECO Natural Gas Spot CDN$/Mcf

Q3 2015	$59.21	1.22	$66.51	$3.08	$3.00
Q2 2015	71.75	1.16	75.83	3.42	3.33
Q1 2015	82.73	1.14	84.61	3.88	3.86
Q4 2014	94.99	1.09	94.84	4.30	4.60
Q3 2014	99.08	1.08	95.97	4.23	4.42

b) Goodwill Impairment

Goodwill impairment testing is performed annually or more frequently if events or changes in circumstances indicate that goodwill may be impaired. We have assessed potential indicators of impairment as at September 30, 2015 and find that no impairment to goodwill is required.

6) ACCOUNTS PAYABLE

($ thousands)	September 30, 2015	December 31, 2014

Accrued payables	$192,996	$239,773
Accounts payable – trade	79,263	111,233

Total accounts payable	$272,259	$351,006

7) DEBT

($ thousands)	September 30, 2015	December 31, 2014

Current:
Senior notes	$14,466	$98,933

	14,466	98,933

Long-term:
Bank credit facility	$113,543	$79,917
Senior notes	1,101,459	958,080

	1,215,002	1,037,997

Total debt	$1,229,468	$1,136,930

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8) ASSET RETIREMENT OBLIGATION

Enerplus has estimated the present value of its asset retirement obligation to be $286.0 million at September 30, 2015 compared to $288.7 million at December 31, 2014 based on a total undiscounted liability of $702.3 million and $730.9 million, respectively. The asset retirement obligation was calculated using a weighted credit-adjusted risk-free rate of 5.93% (December 31, 2014 – 5.92%).

($ thousands)	Nine months ended September 30, 2015	Year ended December 31, 2014

Balance, beginning of year	$288,692	$291,761
Change in estimates	9,139	4,378
Property acquisitions and development activity	711	1,778
Dispositions	(14,245)	(4,313)
Settlements	(10,631)	(19,409)
Accretion expense	12,361	14,497

Balance, end of period	$286,027	$288,692

9) OIL AND NATURAL GAS SALES

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2015	2014	2015	2014

Oil and natural gas sales	$275,663	$456,215	$818,173	$1,455,790
Royalties(1)	(47,392)	(77,883)	(133,212)	(254,793)

Oil and natural gas sales, net of royalties	$228,271	$378,332	$684,961	$1,200,997

(1)
Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).

10) GENERAL AND ADMINISTRATIVE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2015	2014	2015	2014

General and administrative expense	$22,827	$18,854	$64,134	$58,055
Share-based compensation expense	6,201	4,083	21,236	22,185

General and administrative expense	$29,028	$22,937	$85,370	$80,240

11) INTEREST EXPENSE

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2015	2014	2015	2014

Realized:
Interest on bank debt and senior notes	$16,273	$14,924	$48,947	$45,552
Unrealized:
Cross currency interest rate swap (gain)/loss	–	–	–	580
Amortization of debt issue costs	241	251	721	744

Interest expense	$16,514	$15,175	$49,668	$46,876

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12) FOREIGN EXCHANGE

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2015	2014	2015	2014

Realized:
Foreign exchange (gain)/loss	$8,786	$(2,607)	$(18,350)	$14,069
Unrealized:
Translation of U.S. dollar debt and working capital (gain)/loss	64,148	33,863	133,536	35,798
Cross currency interest rate swap (gain)/loss	–	–	–	(16,130)
Foreign exchange derivatives (gain)/loss	(3,296)	(758)	30,998	(8,995)

Foreign exchange (gain)/loss	$69,638	$30,498	$146,184	$24,742

13) INCOME TAXES

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2015	2014	2015	2014

Current tax expense/(recovery)
Canada	$3	$(79)	$(397)	$(453)
United States	(16,205)	51	(15,844)	11,900

Current tax expense/(recovery)	(16,202)	(28)	(16,241)	11,447

Deferred tax expense/(recovery)
Canada	$(62,778)	$24,530	$(99,717)	$19,212
United States	(22,146)	12,323	(345,266)	54,851

Deferred tax expense/(recovery)	(84,924)	36,853	(444,983)	74,063

Income tax expense/(recovery)	$(101,126)	$36,825	$(461,224)	$85,510

The difference between the expected income taxes based on the statutory income tax rate and the effective income taxes for the current and prior period is impacted by the following: expected annual earnings, foreign rate differentials for foreign operations, statutory and other rate differentials, the reversal or recognition of previously unrecognized deferred tax assets, non-taxable portions of capital gains and losses, and non-deductible share-based compensation.

The net deferred income tax asset at September 30, 2015 includes a current deferred income tax liability of $23.0 million (December 31, 2014 – $50.8 million) and a long-term deferred income tax asset of $816.6 million (December 31, 2014 – $348.1 million). We have evaluated our overall net deferred income tax asset of $793.6 million as at September 30, 2015 (December 31, 2014 – $297.3 million) and expect that we will have sufficient future taxable income to realize the benefit of this asset.

14) SHAREHOLDERS' EQUITY

a) Share Capital

	Nine months ended September 30,		Year ended December 31,

	2015		2014

Authorized unlimited number of common shares Issued: (thousands)	Shares	Amount	Shares	Amount

Balance, beginning of year	205,732	$3,120,002	202,758	$3,061,839
Issued for cash:
Stock Option Plan	234	3,205	1,944	31,350
Non-cash:
Share-based compensation – settled	530	9,449	–	–
Stock Option Plan – exercised	–	267	–	4,978
Stock Dividend Plan(1)	–	–	1,030	21,835

Balance, end of period	206,496	$3,132,923	205,732	$3,120,002

(1)
Effective with the October 2014 dividend, Enerplus suspended the Stock Dividend Plan.

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b) Dividends

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2015	2014	2015	2014

Cash dividends	$30,944	$51,088	$109,238	$143,750
Stock dividends(1)	–	4,350	–	21,837

Dividends to shareholders	$30,944	$55,438	$109,238	$165,587

(1)
Effective with the October 2014 dividend, Enerplus suspended the Stock Dividend Plan.

c) Share-based Compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and Administrative expense on the Consolidated Statements of Income/(Loss):

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2015	2014	2015	2014

Cash:
Long-term incentive plans expense	$(3,565)	$(5,174)	$2,458	$12,338
Non-cash:
Long-term incentive plans expense	7,649	2,815	16,698	6,506
Stock option plan expense	144	598	674	3,401
Equity swap (gain)/loss	1,973	5,844	1,406	(60)

Share-based compensation expense	$6,201	$4,083	$21,236	$22,185

(i) Long-term Incentive ("LTI") Plans

In 2014, the Performance Share Unit ("PSU") and Restricted Share Unit ("RSU") plans were amended such that grants under the plans are settled through the issuance of treasury shares. The amendment was effective beginning with our grant in March of 2014 and any prior grants will continue to be settled in cash.

The following table summarizes the PSU, RSU and Director Share Unit ("DSU") activity for the nine months ended September 30, 2015:

For the nine months ended September 30, 2015	Cash-settled LTI plans			Equity-settled LTI Plans
(thousands of units)	PSU	RSU	DSU	PSU	RSU	Total

Balance, beginning of year	406	398	122	510	775	2,211
Granted	–	–	77	987	1,447	2,511
Vested	(168)	(268)	(19)	(213)	(317)	(985)
Forfeited	(10)	(29)	–	(36)	(142)	(217)

Balance, end of period	228	101	180	1,248	1,763	3,520

Cash-settled LTI Plans

For the three and nine months ended September 30, 2015 the Company recorded a cash share-based compensation recovery of $3.6 million and an expense of $2.5 million, respectively (2014 – $5.2 million recovery and $12.3 million expense). For the same periods, the Company made cash payments of $3.0 and $8.6 million, respectively, related to its cash-settled plans (September 30, 2014 – $2.0 million and $13.8 million).

36      ENERPLUS 2015 Q3 REPORT

The following table summarizes the cumulative cash share-based compensation expense recognized to-date, which has been recorded to Accounts Payable on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to cash share-based compensation expense over the remaining vesting terms.

At September 30, 2015 ($ thousands, except for years)	PSU(1)	RSU	DSU	Total

Cumulative recognized share-based compensation expense	$3,609	$785	$1,526	$5,920
Unrecognized share-based compensation expense	328	127	–	455

Intrinsic value	$3,937	$912	$1,526	$6,375

Weighted-average remaining contractual term (years)	0.3	0.4	–

(1)
Includes estimated performance multipliers.

Equity-settled LTI Plans

For the three and nine months ended September 30, 2015 the Company recorded non-cash long-term incentive plans expense of $7.7 million and $16.7 million, respectively (2014 – $2.8 million and $6.5 million).

The following table summarizes the cumulative share-based compensation expense recognized to-date which is recorded to Paid-in Capital on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At September 30, 2015 ($ thousands, except for years)	PSU(1)	RSU	Total

Cumulative recognized share-based compensation expense	$5,761	$10,867	$16,628
Unrecognized share-based compensation expense	8,662	12,338	21,000

Fair value	$14,423	$23,205	$37,628

Weighted-average remaining contractual term (years)	1.9	1.4

(1)
Includes estimated performance multipliers.

(ii) Stock Option Plan

The Company did not grant any stock options for the three and nine months ended September 30, 2015. The following table summarizes the stock option plan activity for the period ended September 30, 2015:

Period ended September 30, 2015	Number of Options (thousands)	Weighted Average Exercise Price

Options outstanding, beginning of year	10,368	$18.65
Granted	–	–
Exercised	(234)	13.71
Forfeited	(774)	19.96

Options outstanding, end of period	9,360	$18.67

Options exercisable, end of period	8,087	$19.38

At September 30, 2015 8,087,000 options were exercisable at a weighted average reduced exercise price of $19.38 with a weighted average remaining contractual term of 3.5 years, giving an aggregate intrinsic value of nil (2014 – 4 years and $17.4 million). The intrinsic value of options exercised for the three and nine months ended September 30, 2015 was nil and $0.2 million, respectively (September 30, 2014 – $4.3 million and $12.4 million).

At September 30, 2015 the total share-based compensation expense related to non-vested options not yet recognized was $0.2 million. The expense is expected to be recognized in net income over a weighted-average period of 0.4 years.

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d) Paid-in Capital

The following table summarizes the paid-in capital activity for the nine months ended September 30, 2015 and the year ended December 31, 2014:

($ thousands)	Nine months ended September 30, 2015	Year Ended December 31, 2014

Balance, beginning of year	$46,906	$38,398
Share-based compensation – settled	(9,449)	–
Stock Option Plan – exercised	(267)	(4,978)
Share-based compensation – non-cash	17,372	13,486

Balance, end of period	$54,562	$46,906

e) Basic and Diluted Earnings Per Share

Net income/(loss) per share has been determined as follows:

	Three months ended September 30,		Nine months ended September 30,
(thousands, except per share amounts)	2015	2014	2015	2014

Net income/(loss)	$(292,666)	$67,430	$(898,416)	$147,424
Weighted average shares outstanding – Basic	206,243	205,164	206,100	204,174
Dilutive impact of share-based compensation(1)	–	3,933	–	3,796

Weighted average shares outstanding – Diluted	206,243	209,097	206,100	207,970

Net income/(loss) per share
Basic	$(1.42)	$0.33	$(4.36)	$0.72
Diluted(1)	$(1.42)	$0.32	$(4.36)	$0.71

(1)
For the three and nine months ended September 30, 2015 the impact of share-based compensation was anti-dilutive as a conversion to shares would not increase the loss per share.

15) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At September 30, 2015 the carrying value of cash, accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value due to the short-term maturity of the instruments.

At September 30, 2015 senior notes had a carrying value of $1,115.9 million and a fair value of $1,225.6 million (December 31, 2014 – $1,057.0 million and $1,150.0 million, respectively).

There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The deferred financial assets and liabilities on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

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The following table summarizes the change in fair value for the three and nine months ended September 30, 2015 and 2014:

	Three months ended September 30,		Nine months ended September 30,
Gain/(Loss) ($ thousands)	2015	2014	2015	2014	Income Statement Presentation

Cross Currency Interest Rate Swap
Interest	$–	$–	$–	$(580)	Interest expense
Foreign Exchange	–	–	–	16,130	Foreign exchange
Foreign Exchange Derivatives	3,296	758	(30,998)	8,995	Foreign exchange
Electricity Swaps	(1,855)	22	(141)	204	Operating expense
Equity Swaps	(1,973)	(5,844)	(1,406)	60	General and administrative expense
Commodity Derivative Instruments:
Oil	35,135	82,874	(71,909)	48,671	Commodity derivative
Gas	(8,208)	10,879	(30,388)	8,270	instruments

Total	$26,395	$88,689	$(134,842)	$81,750

The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2015	2014	2015	2014

Change in fair value gain/(loss)	$26,927	$93,753	$(102,297)	$56,941
Net realized cash gain/(loss)	54,105	(2,485)	213,976	(42,339)

Commodity derivative instruments gain/(loss)	$81,032	$91,268	$111,679	$14,602

The following table summarizes the fair values at the respective period ends:

	September 30, 2015			December 31, 2014
	Assets		Liabilities	Assets		Liabilities
($ thousands)	Current	Long-term	Current	Current	Long-term	Current	Long-term

Foreign Exchange Derivatives	$3,444	$–	$12,595	$1,616	$28,665	$8,434	$–
Electricity Swaps	–	–	1,508	–	–	1,368	–
Equity Swaps	–	–	4,827	–	–	1,024	2,396
Commodity Derivative Instruments:
Oil	85,855	9,423	–	167,187	–	–	–
Gas	18,846	–	–	46,903	2,332	–	–

Total	$108,145	$9,423	$18,930	$215,706	$30,997	$10,826	$2,396

ENERPLUS 2015 Q3 REPORT      39

c) Risk Management

(i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

The following tables summarize the Corporation's price risk management positions at October 22, 2015:

Crude Oil Instruments:

Instrument Type(1)	bbls/day	US$/bbl

Oct 1, 2015 – Nov 30, 2015
WTI Swap	12,500	82.10
WTI Purchased Put	2,000	63.00
WTI Sold Call	2,000	70.00
WTI Purchased Call	4,000	93.00
WTI Sold Put	6,000	57.49
WCS Differential Swap	4,000	(16.61)
MSW Differential Swap	1,000	(3.50)
Dec 1, 2015 – Dec 31, 2015
WTI Swap	12,500	82.10
WTI Purchased Put	2,000	63.00
WTI Sold Call	2,000	70.00
WTI Purchased Call	4,000	93.00
WTI Sold Put	6,000	57.49
WCS Differential Swap	4,000	(16.61)
MSW Differential Swap	2,000	(3.05)
Jan 1, 2016 – Jun 30, 2016
WTI Swap	3,000	64.28
WTI Purchased Put	8,000	64.38
WTI Sold Call	8,000	79.38
WTI Sold Put	8,000	50.13
WCS Differential Swap	3,000	(14.03)
Jul 1, 2016 – Dec 31, 2016
WTI Purchased Put	11,000	64.35
WTI Sold Call	11,000	80.09
WTI Sold Put	11,000	49.34
WCS Differential Swap	3,000	(14.03)

(1)
Transactions with a common term have been aggregated and presented at a weighted average price/bbl.

40      ENERPLUS 2015 Q3 REPORT

Natural Gas Instruments:

Instrument Type	MMcf/day	US$/Mcf

Oct 1, 2015 – Oct 31, 2015
NYMEX Swap	115.0	3.85
NYMEX Purchased Call	5.0	4.29
NYMEX Sold Put	5.0	3.25
NYMEX Sold Call	5.0	5.00
Nov 1, 2015 – Dec 31, 2015
NYMEX Swap	95.0	4.04
NYMEX Purchased Call	5.0	4.29
NYMEX Sold Put	5.0	3.25
NYMEX Sold Call	5.0	5.00
Jan 1, 2016 – Dec 31, 2016
NYMEX Purchased Put	25.0	3.00
NYMEX Sold Put	25.0	2.50
NYMEX Sold Call	25.0	3.75

Electricity Instruments:

Instrument Type	MWh	CDN$/MWh

Oct 1, 2015 – Dec 31, 2015
AESO Power Swap	16.0	48.30
Jan 1, 2016 – Dec 31, 2016
AESO Power Swap	15.0	46.60
Jan 1, 2016 – Dec 31, 2016
AESO Power Swap	6.0	44.38

(1)
Alberta Electrical System Operator ("AESO") fixed pricing.

Physical Contracts:

Instrument Type	MMcf/day	US$/Mcf

Oct 1, 2015 – Oct 31, 2015	60.0	(0.65)
AECO-NYMEX Basis
Nov 1, 2015 – Oct 31, 2016	60.0	(0.67)
AECO-NYMEX Basis
Nov 1, 2016 – Oct 31, 2017	80.0	(0.65)
AECO-NYMEX Basis
Nov 1, 2017 – Oct 31, 2018	80.0	(0.65)
AECO-NYMEX Basis
Nov 1, 2018 – Oct 31, 2019	80.0	(0.64)
AECO-NYMEX Basis

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations, and U.S. dollar denominated senior notes and working capital. Additionally, Enerplus' crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. Enerplus manages currency risk through the derivative instruments detailed below.

Foreign Exchange Derivatives:

During 2015 Enerplus entered into foreign exchange forward rate swaps for July through December 2015 to buy US$6 million per month at an average US/CDN exchange rate of 1.20 to partially mitigate losses on the foreign exchange collars entered into in 2014.

ENERPLUS 2015 Q3 REPORT      41

During 2014 Enerplus entered into foreign exchange collars to protect a portion of its foreign exchange exposure on U.S. dollar denominated oil and gas sales with upside participation in the event the Canadian dollar weakened. As of September 30, 2015 we have US$24 million per month hedged for the remainder of 2015 at an average US/CDN floor of 1.1088, a ceiling of 1.1845 and a conditional ceiling of 1.1263.

During 2011 Enerplus entered into foreign exchange swaps on US$175.0 million of notional debt at approximately par. During 2015 Enerplus unwound these swaps and recognized a gain of $39.9 million and an offsetting non-cash loss of $27.6 million which have been included in foreign exchange gain/loss on the Consolidated Statements of Income/(Loss).

During 2007 Enerplus entered into foreign exchange swaps on US$54.0 million of notional debt at an average US/CDN exchange rate of 1.02. The remaining US$10.8 million notional amount under the swap matures in October 2015 in conjunction with the final principal repayment on the US$54.0 million senior notes.

Interest Rate Risk:

At September 30, 2015 approximately 91% of Enerplus' debt was based on fixed interest rates and 9% was based on floating interest rates. At September 30, 2015 Enerplus did not have any interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 14. Enerplus has entered into various equity swaps maturing between 2015 and 2017 and has effectively fixed the final settlement cost on 470,000 shares at weighted average price of $16.89 per share.

(ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques including conducting financial assessments to establish and monitor counterparties' credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus' maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At September 30, 2015 approximately 59% of Enerplus' marketing receivables were with companies considered investment grade.

At September 30, 2015 approximately $3.2 million or 2% of Enerplus' total accounts receivable were aged over 120 days and considered past due. The majority of these accounts are due from various joint venture partners. Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts of future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectable the account is written off with a corresponding charge to the allowance account. Enerplus' allowance for doubtful accounts balance at September 30, 2015 was $2.7 million (December 31, 2014 – $2.7 million).

(iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash) and shareholders' capital. Enerplus' objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, access to capital markets, as well as acquisition and divestment activity.

At September 30, 2015 Enerplus was in full compliance with all covenants under the bank credit facility and outstanding senior notes.

42      ENERPLUS 2015 Q3 REPORT

16) CONTINGENCIES

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

17) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2015	2014	2015	2014

Accounts receivable	$1,347	$6,858	$20,043	$(13,019)
Other current assets	9,657	(5,754)	(5,220)	(5,210)
Accounts payable	(5,010)	(11,539)	(5,778)	(48,481)

	$5,994	$(10,435)	$9,045	$(66,710)

b) Other

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2015	2014	2015	2014

Income taxes paid/(received)	$(972)	$(254)	$(20,169)	$18,133
Interest paid	$6,428	$4,138	$38,846	$32,826

18) SUBSEQUENT EVENTS

The following events occurred subsequent to September 30, 2015:

Enerplus entered into an agreement to sell a portion of its non-operated interest in North Dakota crude oil assets for proceeds of approximately $80 million, before closing adjustments. This divestment is expected to close in 2015.

Enerplus' Board of Directors approved a reduction in its monthly dividend from $0.05 per share to $0.03 per share, effective with the December dividend.

Enerplus extended its senior unsecured bank credit facility to October 31, 2018, and requested a reduction in the committed capacity from $1 billion to $800 million.

ENERPLUS 2015 Q3 REPORT      43

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  Exhibit 99.2